PACIFIC SELECT DISTRIBUTORS, LLC
(SEC I.D. No. 8-15264)

Exemption Report for the Year Ended
December 31, 2018 and
Review Report of Independent
Registered Public Accounting Firm

OATH OR AFFIRMATION

I, _____ Laurie Fitzgerald _____ , swear (or affirm) that, to the best of my knowledge

and belief the accompanying exemption report pertaining to the firm of _ Pacific Select Distributors, LLC _ ,

as of _____ December 31, 2018 _____ , are true and correct. I further swear (or affirm) that neither the

company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

_____ Senior Vice President, CFO & COO _____
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed
the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that
document.

STATE OF CALIFORNIA   }

COUNTY OF ___ Orange ___   }

Subscribed and sworn to (or affirmed) before me on this __25th__ day of __Feb.__ , __2019__
                                          Date   Month   Year

By __ Laurie Fitzgerald _____

_____
Name of Signers

Proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature_____

Signature of Notary Public


Seal
Place Notary Seal Above

Deloitte & Touche LLP
Suite 1000
695 Town Center Dr
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member Representatives
Pacific Select Distributors, LLC
700 Newport Center Drive
Newport Beach, California 92660

We have reviewed management's statements, including the accompanying Exemption Report, in which (1) Pacific Select Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2019

Member of
Deloitte Touche Tohmatsu Limited

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2018

We, as members of management of Pacific Select Distributors, LLC (PSD) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of PSD's compliance with the requirements of 17 C.F.R. §§ 240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of PSD.

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1).

(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R. § 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(1) of such Rule), as the Company is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.



Laurie Fitzgerald, Senior Vice President, Chief Financial Officer
and Chief Operating Officer